Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces results of vote to elect Board of Directors

Toronto, Ontario, May 13, 2013 – Kinross Gold Corporation (TSX: K; NYSE: KGC) has announced the detailed voting results for the election of its Board of Directors, which took place at the Company’s Annual General Meeting held in Toronto on May 8, 2013. The nominees listed in the management proxy circular dated March 26, 2013, were elected as directors of Kinross at the meeting. Detailed results of the vote are set out below:

Nominee	Votes for	% for	Votes withheld	% withheld
John A. Brough	695,931,559	98.42	11,186,672	1.58
John K. Carrington	698,022,698	98.71	9,095,533	1.29
John M.H. Huxley	696,112,584	98.44	11,005,647	1.56
Kenneth C. Irving	692,329,303	97.91	14,788,928	2.09
John A. Keyes	698,013,855	98.71	9,104,376	1.29
John A. Macken	697,921,115	98.70	9,197,116	1.30
Catherine McLeod-Seltzer	683,306,172	96.63	23,812,059	3.37
John E. Oliver	694,832,374	98.26	12,285,857	1.74
Una M. Power	697,819,075	98.68	9,299,156	1.32
Terence C.W. Reid	697,939,528	98.70	9,178,703	1.30
J. Paul Rollinson	698,038,761	98.72	9,079,470	1.28
Ruth G. Woods	697,871,930	98.69	9,246,301	1.31

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 9,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com